

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

R. Daniel Peed
Chief Executive Officer
United Insurance Holdings Corp.
800 2nd Avenue South
St. Petersburg, Florida 33701

      Re: United Insurance Holdings Corp.
           Registration Statement on Form S-3
           Filed June 4, 2021
           File No. 333-256825

Dear Mr. Peed:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Julia Griffith at 202-551-3267 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Finance